UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-36906

BRIGHTSTAR LOTTERY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Brightstar Lottery PLC Announces Accelerated Share Repurchase Program

On July 29, 2025, Brightstar Lottery PLC (NYSE: BRSL) (the “Company”) entered into an accelerated share repurchase (“ASR”) agreement with Banco Santander, S.A. (“Santander”) to repurchase an aggregate of $250 million of the Company’s outstanding ordinary shares, nominal value USD 0.10 per share, under the Company’s existing $500 million share repurchase authorization, which was announced on July 1, 2025.

Under the ASR agreement, the Company will make an upfront payment of $250 million to Santander and expects to receive, as an initial delivery of shares, a significant portion of the total number of ordinary shares deliverable to the Company. The total number of ordinary shares deliverable to the Company will ultimately depend on the average of the daily volume-weighted average prices of the ordinary shares during the term of the ASR, less a discount, and subject to possible adjustments under the ASR agreement. Final settlement of the ASR is expected to be completed early next year, subject to Santander’s limited right to accelerate final settlement. Under certain circumstances, the ASR is subject to cancellation or early termination, in which case value may be owed by either party depending on, among other factors, when the ASR agreement is cancelled or terminated early and on then-prevailing market conditions.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning the Company and other matters. These statements may discuss goals, intentions, and expectations as to future plans and strategies, including with regard to the timing and amount of purchases under the ASR, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall," “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” "outlook," “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) macroeconomic, regulatory and political uncertainty, including as a result of new or increased tariffs, trade wars, and other restrictions on trade between or among countries in which the Company operates, and related changes in discretionary consumer spending and behavior, fluctuations in foreign currency exchange rates, changes in prevailing interest rates, changing inflation rates, impacts from increased U.S. national deficits, and the other factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2024 and other documents filed or furnished from time to time with the

SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.brightstarlottery.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company’s business, including management's discussion and analysis of potential or actual impacts to operations and financial performance. All forward-looking statements contained in this report are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2025	BRIGHTSTAR LOTTERY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary